Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 9, 2007

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Launches Three New iPathSM Exchange Traded Notes

Notes Linked to Euro/US Dollar, British Pound/US Dollar and Japanese Yen/US Dollar Exchange Rates

New York, NY (May 9, 2007) – Barclays Bank PLC announced today the launch of iPathSM Exchange Traded Notes (ETNs) on the New York Stock Exchange. They are the first iPath ETNs designed specifically to offer exposure to a single currency exchange rate relative to the US dollar. The new iPath Exchange Rate ETNs, like the other four iPath ETNs launched since June 2006, are innovative investment products designed to provide access to harder-to-reach markets. The new iPath ETNs are:

iPath SM EUR/USD Exchange Rate ETN (ticker ERO)

iPath SM GBP/USD Exchange Rate ETN (ticker GBB)

iPath SM JPY/USD Exchange Rate ETN (ticker JYN)

“The iPathSM Exchange Rate ETNs assist individual investors who would like to participate in each relevant currency market,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions, Americas, at Barclays Capital. “Individual investors and their financial advisors increasingly recognize that currency exposure may constitute a separate asset class to provide portfolio diversification and add potential portfolio returns. The iPath Exchange Rate ETNs provide cost-effective* and tax-efficient access** to three major currencies.”

The iPath Exchange Rate ETNs are senior, unsecured, unsubordinated debt securities linked to the performance of an exchange rate and issued by Barclays Bank PLC. For example, the return on the iPath GBP/USD Exchange Rate ETN is linked to the performance of the British pound/US dollar exchange rate (the “GBP/USD exchange rate” or the “Index”). The GBP/USD exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the British pound and the US dollar. When the British pound appreciates relative to the US dollar, the GBP/USD exchange rate (and the value of the Securities) increases; when the British pound depreciates relative to the US dollar, the GBP/USD exchange rate (and the value of the Securities) decreases.

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 9, 2007

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees. Subject to requirements described in the applicable pricing supplement, the Securities may be redeemed weekly from the Issuer in large, institutional blocks (typically, 50,000 units).

The pricing supplements can be found on the SEC website at:

•	iPath SM EUR/USD Exchange Rate ETN (ticker ERO)

http://www.sec.gov/Archives/edgar/data/312070/000119312507106298/d424b3.htm

•	iPath SM GBP/USD Exchange Rate ETN (ticker GBB)

http://www.sec.gov/Archives/edgar/data/312070/000119312507106287/d424b3.htm

•	iPath SM JPY/USD Exchange Rate ETN (ticker JYN)

http://www.sec.gov/Archives/edgar/data/312070/000119312507106291/d424b3.htm

Several Barclays companies worked together to create this success. Barclays Bank PLC is the issuer; Barclays Capital Inc. is the issuer’s agent; and Barclays Global Investors Services (BGIS), an affiliate, assists in the promotion of iPath ETNs to intermediaries.

*	iPath ETNS typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

**	The sales redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the US federal income tax treatment in the applicable pricing supplement at http://www.iPathETN.com.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. We move, lend, invest and protect money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

© 2007 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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